FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Cybin Inc., dba Helus Pharma (the “Company” or “Helus”)
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9
Item 2. Date of Material Change
February 10, 2026
Item 3. News Release
A news release disclosing the material change was disseminated by the Company on February 10, 2026, through BusinessWire.
Item 4. Summary of Material Change
On February 10, 2026, the Company announced the appointment of Michael Cola as Chief Executive Officer, effective immediately.
Item 5. Full Description of Material Change
On February 10, 2026, the Company announced the appointment of Michael Cola as Chief Executive Officer, effective immediately. Mr. Cola’s appointment comes at a pivotal moment as Helus advances its pipeline of next-generation mental health therapies toward key clinical and corporate value-inflection milestones.
As President of Shire’s Specialty Pharmaceutical business, Mr. Cola helped transform the company into a global central nervous system (“CNS”) leader, launching and scaling breakthrough therapies. With more than 30 years of experience across neuroscience, rare disease, and specialty pharmaceuticals, Mr. Cola brings deep expertise in guiding innovative CNS assets through development and into global markets, building high-performance organizations, and creating long-term shareholder value. His career spans senior leadership roles across R&D, commercialization, corporate strategy, and capital formation, positioning him to lead Helus through its next phase of growth. Earlier in his career, Mr. Cola was one of the founding hires at Merck selected to help create Astra-Merck, one of the most successful pharmaceutical spinouts, formed to commercialize Prilosec. He later held senior leadership roles at AstraZeneca PLC supporting the lifecycle expansion of Prilosec and the transition to Nexium.

More recently, Mr. Cola served as President and CEO of Avalo Therapeutics, Inc., where he led the transition to a rare disease and genomic medicine focus, licensed first-in-class clinical-stage assets, and raised significant funding. He has also served in senior board leadership roles, including as Chairman of Phathom Pharmaceuticals, Inc. and as a former board member of Sage Therapeutics, Inc., supporting organizations through clinical inflection points and commercial launches.

Mr. Cola holds a B.A. in Biology from Ursinus College, an M.S. in Biomedical Science and Engineering from Drexel University and studied Bioengineering at the University of Pennsylvania, where he also worked as a biomedical engineer at its affiliated hospital.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
Further information regarding the matters described in this report may be obtained from Gabriel Fahel, Chief Legal Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.
Item 9. Date of Report
February 18, 2026